UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

Under the securities exchange act of 1934

(Amendment No.___)*

Lafayette Square USA, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

_50676R108_

(CUSIP Number)

December 21, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50676R108	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON Opportunity Finance Network IRS Identification No. of above person: 20-5189202
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 570,460.31
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 570,460.31
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,460.31
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.32%
12		TYPE OF REPORTING PERSON (see instructions) CO

CUSIP NO. 50676R108	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer.

Lafayette Square USA, Inc.

(b)	Address of Issuer's Principal Executive Offices.

175 SW 7th St., Unit 1911

Miami, Florida 33130

Item 2.

(a)	Name of Person Filing.

Opportunity Finance Network

(b)	Address of Principal Business Office or, if none, Residence.

901 D Street SW, Suite 105

Washington, DC 20024

(c)	Citizenship.

Pennsylvania

(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share

(e)	CUSIP Number.

50676R108

Item 3.	If this statement is filed pursuant to §240. 13d-1(b), or §240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO. 50676R108	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned.

507,460.31

(b)	Percent of Class.

10.32%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 507,460.31

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 507,460.31

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP NO. 50676R108	13G	Page 5 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 27, 2022

Opportunity Finance Network

By:	/s/ Bhumip Patel
Name: Bhumip Patel
Title: Sr. Vice President